Exhibit G

FOR IMMEDIATE RELEASE
For more information contact JANA Partners LLC at (212) 692-7696

               JANA PARTNERS MAKES SHAREHOLDER DEMAND FOR HOUSTON
              EXPLORATION'S BOOKS AND RECORDS TO EVALUATE POSSIBLE
                     BREACHES OF FIDUCIARY DUTIES AND WASTE

NEW YORK, NEW YORK - JUNE 2, 2006 - JANA Partners LLC ("JANA"), on behalf of an affiliated fund, today delivered a demand under Delaware law for certain books and records of The Houston Exploration Company ("Houston Exploration"), citing what it called the Board of Director's repeated and potentially actionable disregard for its fiduciary duties and the waste of corporate assets. JANA now beneficially owns approximately 9.9% of the Company's outstanding shares.

"We have made every effort to work constructively with the company's Board of Directors in our efforts to focus them on delivering maximum value for shareholders," JANA Managing Partner Barry Rosenstein said today. "For our efforts we have been rewarded with complete apathy from a board whose members appear more intent on protecting their personal fiefdom than satisfying their fiduciary duties to maximize value for shareholders. In fact, the more we learn about the board's activities, the more troubled we are."

"We have therefore sent this demand to make a more complete determination whether the members of the Board have breached their fiduciary duties to shareholders and take further action, including taking steps to hold individual Board members personally liable, and if necessary seeking an injunction to prevent the Board from entering into transactions which will destroy shareholder value," Mr. Rosenstein continued.

Mr. Rosenstein cited several instances where the Board may have breached its fiduciary duties and in some instances wasted corporate assets.

"First, the Board appears committed to an unexamined, suboptimal path of
pursuing  expensive  acquisitions  and  inefficient  debt  repayment,   ignoring
repeated attempts on our part to engage in a productive dialogue about the best use of the proceeds of the recent Gulf of Mexico asset sales," Mr. Rosenstein said. "The analysis we have provided to the Board clearly demonstrates the substantially higher returns which would result from using these proceeds to repurchase approximately $650 million in stock."

JANA pointed to the numerous independent analysts who have supported their position. For example, Russell Sherrill, managing partner with AIG Financial Products in Houston, which has invested $2 billion in the energy sector, was quoted recently in THE HOUSTON CHRONICLE as saying of JANA Partners' analysis, "This is a much-needed injection of good economic sense. Shareholders are not paying you to find more oil and gas. They're paying you to improve performance." In addition, Lehman Brothers analyst Jeffrey W. Robertson in a report dated April 10, 2006 said of the Company's acquisition plans, "the


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acquisition  case again appears to be the least attractive  [scenario]  having a lower implied value per share than even if the company simply holds the proceeds in cash."

"Yet despite the overwhelming concurrence of outside analysts and the substantial percentage of shareholders who signaled their agreement with us by withholding their votes for the Board at the last annual meeting, the Board has not had the courtesy or curiosity to legitimately respond to our analysis or to offer their own, despite having had over two months to do so, causing us to question whether they have properly informed themselves regarding these matters" Mr. Rosenstein said.

"Second, the Board has overseen a massive transfer of shareholder value to Company executives, particularly Chairman, CEO and President William Hargett, over the last several years, a time during which its shares have vastly underperformed their peer group," Mr. Rosenstein continued. "We have already described the massive compensation increases given to Mr. Hargett and other executives in exchange for the paltry returns they have generated during a time of massive growth in the oil and gas exploration industry. Now, we have learned that the Board may have signed off on even more creative ways for Mr. Hargett to reap excessive compensation. For example, we have reason to believe that Houston Exploration keeps an office in Alabama for no legitimate business reason and whose only purpose is to justify repeated trips by Mr. Hargett to his Alabama home at the Company's expense. In addition to the unnecessary expense of the office, Houston Exploration may be incurring significant additional expense for these trips and failing to disclose such compensation as required by law."

Finally, Mr. Rosenstein stated, "We have also learned that the Board may have rebuffed inquiries from parties interested in pursuing an acquisition at a significant premium. We find it astounding that a Board that has done so little to maximize value would compound their failures by refusing to explore offers which very likely represent the highest possible return for shareholders given the Company's history of underperformance." JANA has previously stated that the Company should pursue strategic alternatives, including a sale. In addtion, JANA has also raised questions about the Company's failure to lock in currently high gas prices through the implementation of a comprehensive hedging strategy.

"In sum, this Board appears to have a perverse desire to destroy shareholder value," Mr. Rosenstein concluded, "and we believe it is time that these matters are brought into the full light of day."

A copy of JANA's books and records demand is attached as an exhibit to this release.

BACKGROUND

     JANA Partners LLC, a Delaware limited liability company, is a hedge fund with assets exceeding $5 billion with offices in New York and San Francisco.

                                       ***


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            ATTACHMENT: TEXT OF JUNE 1, 2006 BOOKS AND RECORDS DEMAND
             FROM JANA PARTNERS TO THE HOUSTON EXPLORATION COMPANY


           [Intentionally Omitted. Attached separately as Exhibit H]